80 South Eighth Street, 3300 IDS Center, Minneapolis, MN 55402-2206 • Phone: 612-332-3223, Fax: 612-342-2018 • www.sitinvest.com

November 20, 2013

VIA EDGAR

Ms. Kathy Churko

United States Securities and Exchange Commission

Division of Investment Management

100 “F” Street, N .E.

Washington, D.C. 20549

RE:	Sit Mutual Funds II, Inc.
Investment Company Act file number 811-04033 Form N-CSR, Annual Report, March 31, 2013 (the “Filing”)

Dear Ms. Churko:

The following is in response to your comment based on your review of the Filing presented during our telephone conversation on October 25, 2013.

With respect to the Sit Tax-Free Income Fund (the “Fund”), you noted that there are securities listed in the Fund’s Schedule ofInvestments with the following applicable notes (hereinafter referred to jointly as the “Notes”):

•	Securities considered illiquid by the Investment Adviser.
•	The issuer is in default of certain debt covenants. Income is not being accrued.
•	Securities have passed their stated maturity date and have pending restructuring arrangements.

You also noted that in the disclosure regarding the inputs and valuations techniques used to measure fair value of the Fund’s net assets all securities are listed in either level 1 or level 2, and no securities are listed in level 3.

You asked me to explain why a security for which the Notes are applicable is not listed as a level 3 security.

We have reviewed each of the four securities held by the Fund for which the Notes are applicable, and believe each is properly listed as a level 2 security. As set forth in the Fund’s Notes to Financial Statements, level 2 securities are debt securities “valued based on evaluated prices received from independent pricing services or from dealers who make markets in such securities. For corporate bonds, U.S. government and government agency obligations, and municipal securities the pricing services utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity, and type as well as dealer supplied prices. For asset-backed securities and mortgage-backed securities, the pricing services utilize matrix pricing which considers prepayment speed assumptions, attributes of the collateral, yield or price of bonds of comparable quality, coupon, maturity, and type as well as dealer supplied prices. All of these inputs are derived principally from or corroborated by observable market data. An adjustment to any observable input that is significant to the fair value may render the measurement a level 3 measurement.”

Ms. Kathy Churko

November 20, 2013

The four securities for which the Notes are applicable are each valued using a price obtained from an independent pricing service. We are not aware of any significant adjustment to an observable input that would render the valuation a level 3 measurement.

Management will continue to monitor the inputs and valuations techniques used to value the Fund’s net assets, and in the event such techniques meet the level 3 criteria for any security the applicable disclosure will be included in the Fund’s Notes to Financial Statements.

In connection with this response to your comment regarding the Filing the Fund acknowledges that:

1.                   In connection with your comment, you have not passed on the accuracy or adequacy of the disclosure made within the Filing, and the Fund is responsible for the adequacy and accuracy of the disclosures in the Filing.

2.                   Your comment and any changes in disclosure in response to your comment do not foreclose the United States Securities and Exchange Commission (the “Commission”) from the opportunity to take other action with respect to the Filing.

3.                   The Fund represents that it will not assert your comment or changes in disclosure in response to your comment as a defense in any action or proceeding by the Commission or any person under the federal securities laws of the United States.

I believe this letter fully responds to your comment. Please call me if you have any questions.

Sincerely,

Paul E. Rasmussen

Vice President

CC: KPMG, LLP